UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Repay Holdings Corporation
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

76029L100
(CUSIP Number)

Roxanne Reardon, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 11, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76029L100

1	NAMES OF REPORTING PERSONS
Shaler Alias

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,792,630

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,492,629

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,792,630

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 76029L100

1	NAMES OF REPORTING PERSONS
Alias Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,498,342

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,492,629

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,498,342

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of Repay Holdings Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 3 West Paces Ferry Road, Suite 200, Atlanta, GA 30305.

Item 2.	Identity and Background

(a)-(b), (f) This Schedule 13D is being filed by Shaler Alias, a United States citizen, and Alias Holdings, LLC, a Georgia limited liability company (“Holdings LLC”, and together with Mr. Alias, the “Reporting Persons”).

The securities reported herein are held directly by Mr. Alias and Holdings LLC. Mr. Alias owns all of the voting ownership interests of Holdings LLC and serves as the sole member of its board of managers.

The principal business address for each Reporting Person is c/o Repay Holdings Corporation, is 3 West Paces Ferry Road, Suite 200, Atlanta, GA 30305.

(c) The principal business of Mr. Alias is serving as the President and a director of the Issuer. The principal business of Holdings LLC is serving as a holdings vehicle of securities for the benefit of Mr. Alias and his family.

(d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

These securities were acquired pursuant to Second Amended and Restated Agreement and Plan of Merger, dated effective as of January 21, 2019, as amended from time to time (the “Merger Agreement”), by and among Thunder Bridge Acquisition, Ltd., TB Acquisition Merger Sub LLC (“Merger Sub”), Hawk Parent Holdings LLC (“Repay”), and other parties thereto, pursuant to which Merger Sub merged (the “Merger”) with and into Repay with Repay continuing as the surviving entity and a subsidiary of Thunder Bridge Acquisition, Ltd. (which subsequently changed its name to Repay Holdings Corporation).  The Merger closed on July 11, 2019 (the “Closing Date”). Pursuant to the terms of the Merger Agreement, the owners of Repay (including the Reporting Persons) prior to the closing of the Merger (the “Closing”) received in the aggregate approximately $260.8 million in cash and, subject to certain post-Closing adjustments, 21,985,297 Post-Merger Repay Units (as described below) for the Repay limited liability company interests held by them immediately prior to the Closing.

Post-Merger Repay Units represent non-voting limited liability company interests of Repay. Pursuant to the terms of the Exchange Agreement (as defined below), beginning on the six-month anniversary of the closing date of the Merger, these units may be exchanged at the discretion of the holder for shares of Class A Common Stock on a one-for-one basis, or, at option of the Issuer, cash. These exchange rights do not expire.

The terms of the Merger Agreement also provide that additional Post-Merger Repay Units will be issued subject to earn out rights (“Earn Out Units”) as discussed below. In the event that the volume-weighted average trading price of the Issuer’s Class A Common Stock exceeds (i) $12.50 for twenty out of thirty consecutive trading days during the first twelve months following the Closing (the “$12.50 Condition”), 3,750,000 Post-Merger Repay Units will be issued to the pre-Closing owners of Repay and (ii) $14.00 for twenty out of thirty consecutive trading days during the first twenty-four months following the Closing (the “$14 Condition”), an additional 3,750,000 Post-Merger Repay Units will be issued to the pre-Closing owners of Repay.

Additionally, pursuant to the terms of the Merger Agreement, 60,000 Post-Merger Repay Units are held in escrow pending post-Closing adjustments (“Escrowed Units”). The Repay equity holders may be entitled to 0% to 200% of such Escrowed Units pursuant to the terms of the Merger Agreement.

Upon the closing of the Merger, (a) Mr. Alias received a contingent right to be issued 144,672 Earn Out Units in accordance with the terms described above and was allocated 1,218 Escrowed Units, and (b) Holdings LLC received 2,492,629 Post-Merger Repay Units, a contingent right to be issued 678,424 Earn Out Units in accordance with the terms described above and was allocated 5,713 Escrowed Units.

In addition, in connection with the Merger, each of the Reporting Persons received one share of the Issuer’s Class V common stock (“Class V Common Stock”) for its Repay limited liability company interests held prior to the Merger.

The description of the Merger Agreement contained in this Item 3 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

The information set forth in Item 5(c) of the Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons own the securities reported herein for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Issuer and may from time to time increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

In his capacity as President and a director of the Issuer, Mr. Alias intends to continue taking an active role in the Issuer’s management.  Also, subject to applicable approvals from the compensation committee of the board of directors of the Issuer (the “Board”), Mr. Alias may receive additional securities of the Issuer in connection with his compensation program.  In addition, in his capacity as President, Mr. Alias intends to be involved in approvals or recommendations with respect to the issuance of additional securities of the Issuer to other employees of the Issuer or its subsidiaries.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

(a) and (b)  The percentage of beneficial ownership in this Schedule 13D is based on an aggregate of 38,593,284 shares of Class A Common Stock outstanding as of July 17, 2019, as reported in the Issuer’s Current Report on Form 8-K filed on July 17, 2019, plus the 2,492,629 shares of Class A Common Stock underlying any Post-Merger Repay Units held by Holdings LLC and the 6,931 Escrowed Units allocated to the Reporting Persons, as applicable.

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, (a) Holdings LLC directly holds 2,492,629 Post-Merger Repay Units and has been allocated 5,713 Escrowed Units, and (b) Mr. Alias holds 146,535 unvested restricted shares of Class A Common Stock, which are subject to time-based vesting conditions, 146,535 unvested restricted shares of Class A Common Stock, which are subject to performance-based vesting conditions relating to the price of the Class A Common Stock, and has been allocated 1,218 Escrowed Units.

Pursuant to the terms of the Exchange Agreement (as defined below), beginning on the six-month anniversary of the Closing Date, Post-Merger Repay Units may be exchanged at the discretion of the holder for shares of Class A Common Stock on a one-for-one basis, or, at option of the Issuer, cash.

All of the shares of restricted Class A Common Stock described above provide Mr. Alias with voting rights over such shares, subject to the terms of his award agreements. Therefore, Mr. Alias may be deemed to beneficially own such shares of restricted stock held by him.

Each Reporting Person is entitled to a vote for each share of Class A Common Stock underlying the Escrowed Units allocated to it or him, and therefore, may be deemed to beneficially own the Class A Common Stock underlying such Escrowed Units.

As a result, as of the date hereof, the Reporting Persons may be deemed to have voting power over the equivalent of 2,792,630 shares of Class A Common Stock, representing 4.6% of the total voting power of the Issuer (after taking into account all issued Post-Merger Repay Units and the Escrowed Units).

Mr. Alias owns all of the voting ownership interests of Holdings LLC and serves as the sole member of its board of managers. Therefore, Mr. Alias may be deemed to be the beneficial owner of the securities held by Holdings LLC.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) Except as set forth in this Schedule 13D and below, none of the Reporting Persons has effected any transactions in the Class A Common Stock during the past 60 days.

On July 11, 2019, Mr. Alias received a grant of 146,535 restricted shares of Class A Common Stock that vests as follows: (a) 25% shall vest on July 11, 2020, and (b) 2.08 1/3% shall vest on each monthly anniversary of the first vesting date.

On July 11, 2019, Mr. Alias received a grant of 146,535 restricted shares of Class A Common Stock that vests as follows: (a) 50% shall vest if the Average Share Price (as defined below) is at least $12.50 per share, and (b) 100% shall vest if the Average Share Price is at least $14.00 per share. For these purposes, the “Average Share Price” shall be mean the volume weighted trading price of the Class A Common Stock over any 20 trading days within any consecutive 30 trading days.

(d)  To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported herein.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference herein.

Class V Common Stock

Pursuant to the terms of the Issuer’s Certificate of Incorporation (the “Charter”), shares of Class V Common Stock provide no economic rights in the Issuer to the holder thereof. However, each holder of Class V Common Stock will be entitled to vote with the holders of Class A Common Stock, with each share of Class V Common Stock entitling the holder to a number of votes equal the product of (i) the total number of Post-Merger Repay Units held by such holder multiplied by (ii) the exchange ratio between the Post-Merger Repay Units and Class A Common Stock, which will initially be one-for-one.

Earn Out Units

Pursuant to the Merger Agreement, in addition to the $12.50 Condition and the $14.00 Condition described above, 100% of the Earn Out Units are issuable upon a sale of the Issuer at an implied per share purchase price in excess of $10.00.

Exchange Agreement

On July 11, 2019, the Issuer entered into an exchange agreement with Repay and each Repay equity holder (the “Exchange Agreement”), which provides for the exchange of Post-Merger Repay Units into shares of Class A Common Stock. Holders of Post-Merger Repay Units will, from and after the six-month anniversary of the closing of the Merger, be able to elect to exchange all or any portion of their Post-Merger Repay Units for shares of Class A Common Stock by delivering a notice to Repay; provided, that the Issuer, at its sole election, may instead pay for such Post-Merger Repay Units in cash based on the volume weighted average price of the Class A Common Stock pursuant to the terms of the Exchange Agreement. The initial exchange ratio will be one Post-Merger Repay Unit for one share of Class A Common Stock, subject to certain adjustments described in the Exchange Agreement.

Amended Operating Agreement

On July 11, 2019, the existing amended and restated limited liability company agreement of Repay was further amended and restated in its entirety (the “Amended Operating Agreement”). Among other things, the Amended Operating Agreement contains restrictions on transfers of Repay units and requires the prior consent of the Issuer, as the managing member of Repay, for such transfers, except, in each case, for (i) certain transfers to permitted transferees under certain conditions and (ii) exchanges of Post-Merger Repay Units for Class A Common Stock pursuant to the Exchange Agreement as described above; provided, that CC Payment Holdings, L.L.C. (“Corsair”) and any other Repay member holding a certain minimum amount of the total percentage interest of Repay may transfer without such consent, subject to other agreed upon lock-up restrictions and certain exceptions.

Stockholders Agreement

On July 11, 2019, the Issuer entered into a stockholders agreement (the “Stockholders Agreement”) with Mr. Alias and John Morris (the “Repay Founders”). Under the Stockholders Agreement, each Repay Founder will, upon the Closing, serve on the Board (with Mr. Alias being a Class I Director and Mr. Morris being a Class III Director). The Stockholders Agreement provides that (i) if Mr. Morris ceases to serve as Chief Executive Officer of the Issuer, he will immediately resign as a director and will no longer be entitled to be designated to the Board, and (ii) if Mr. Alias ceases to serve as President of the Issuer he will immediately resign as a director and no longer be entitled to be designated to the Board. If Mr. Morris and/or Mr. Alias resign, upon their termination the Repay Founders together will be entitled to designate one designee for nomination to the Board as an independent director to replace the resigning director(s) (but no more than one independent director in total), which independent director will be subject to the approval of Corsair, if Corsair and its affiliates collectively beneficially own at least 5% of the outstanding Class A Common Stock (including pursuant to Post-Merger Repay Units that can be exchanged pursuant to the Exchange Agreement) (the “Independent Founder Designee” and together with either Repay Founder if serving as a designee under the foregoing provisions, the “Founder Designees”).

The Repay Founders serving as Founder Designees may only be removed upon termination of service as described above, and the Independent Founder Designee may only be removed with the consent of the Repay Founders. In the event of any vacancy with respect to the seat of the Independent Founder Designee, the Issuer will use its best efforts to fill such vacancy with such person as designed by the Repay Founders (and approved by Corsair, if applicable). Additionally, any change in the size of the Board requires the consent of the Repay Founders. The Repay Founders will not be entitled to compensation (other than as officers of the Issuer and expense reimbursements), but the Independent Founder Designee will be entitled to receive compensation consistent with the compensation received by other non-employee directors, including any fees and equity awards. Each Founder Designee will be entitled to the same rights and privileges applicable to all other members of the Board, including indemnification and exculpation rights and director and officer insurance.

The Repay Founders’ rights under the Stockholders Agreement will terminate when they and their affiliates collectively beneficially own less than 5% of the outstanding Class A common stock (including pursuant to Post-Merger Repay Units that can be exchanged pursuant to the Exchange Agreement) (but Mr. Morris and Mr. Alias will still be required to resign as directors upon the termination of their service as Chief Executive Officer and President, respectively). Any actions and determinations by the Repay Founders under their Stockholders Agreement will be determined by the holders of a majority of the Class A Common Stock (including pursuant to Post-Merger Repay Units that can be exchanged pursuant to the Exchange Agreement) held by the Repay Founders.

Support Agreement

On January 21, 2019, Mr. Alias entered into a support agreement (“Support Agreement”), pursuant to which Mr. Alias agreed to, among other things, a lock-up for a period of six months after the Closing with respect to any securities of the Issuer or Repay that he directly or indirectly received as merger consideration under the Merger Agreement.

Registration Rights Agreement

On July 11, 2019, the Issuer entered into a Registration Rights Agreement with CC Payment Holdings, L.L.C., Mr. Alias and the other Repay equity holders (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Repay equity holders hold registration rights that obligate the Issuer to register for resale under the Securities Act of 1933, as amended (the “Securities Act”), all or any portion of the shares of Class A Common Stock issuable upon exchange for Post-Merger Repay Units received in the Merger pursuant to the Exchange Agreement (including the Escrow Units and any Earn-Out Units) (the “Shares”) so long as such Shares are not then restricted. Pursuant to the Registration Rights Agreement, the Issuer granted the registration rights holders and each of their permitted transferees with certain demand and/or piggyback registration and shelf takedown rights. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act.

Equity Compensation

As of the date hereof, Mr. Alias and the Issuer are parties to restricted stock award agreements (“Restricted Stock Award Agreements”) as follows: (a) 146,535 shares of Class A Common Stock, which are subject to time-based vesting conditions, and (b) 146,535 shares of Class A Common Stock, which are subject to performance-based vesting conditions related to the price of the Class A Common Stock. None of these restricted shares have vested, but all provide Mr. Alias with voting rights with respect to such shares.

The description of the Charter, Exchange Agreement, Amended Operating Agreement, Stockholders Agreement, Support Agreement, Registration Rights Agreement and Restricted Stock Award Agreements contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, which are filed as exhibits hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of July 22, 2019, by and among the Reporting Persons (filed herewith).

Exhibit B	Merger Agreement (incorporated by reference to Exhibits 2.1, 2.2, 2.3 and 2.4 to the Issuer’s Current Report on Form 8-K filed on July 17, 2019).

Exhibit C	Certificate of Incorporation of the Issuer (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed on July 17, 2019).

Exhibit D	Exchange Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on July 17, 2019).

Exhibit E	Stockholders Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on July 17, 2019).

Exhibit F	Form of Support Agreement (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on January 22, 2019).

Exhibit G	Registration Rights Agreement (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on July 17, 2019).

Exhibit H	Form of Restricted Stock Award Agreement (Time-Based Vesting) (incorporated by reference to Exhibit 10.17 to the Issuer’s Current Report on Form 8-K filed on July 17, 2019).

Exhibit I	Form of Restricted Stock Award Agreement (Performance-Based Vesting) (incorporated by reference to Exhibit 10.18 to the Issuer’s Current Report on Form 8-K filed on July 17, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2019

/s/ Shaler Alias
Shaler Alias

ALIAS HOLDINGS, LLC

	By:	/s/ Shaler Alias
	Name:	Shaler Alias
	Title:	Manager

Exhibit A

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Repay Holdings Corporation, a Delaware corporation, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: July 22, 2019

/s/ Shaler Alias
Shaler Alias

ALIAS HOLDINGS, LLC

	By:	/s/ Shaler Alias
	Name:	Shaler Alias
	Title:	Manager

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